Exhibit 99.1

Betterware de México Announces Agreement to Acquire Tupperware’s Operations in Latin America Along with a Perpetual License to the Tupperware Brand in Latin America

Acquisition will add to BeFra’s portfolio a leading, iconic, and high-quality brand with significant potential to reignite its growth through innovation

Guadalajara, Mexico, January 19th, 2026 – Betterware de México, S.A.P.I. de C.V. (NYSE: BWMX) (“BeFra” or the “Company”), the parent company of Betterware and Jafra, announced today that it has signed a definitive agreement to acquire Tupperware’s operating assets in Latin America, primarily in Mexico and Brazil, the region’s core markets. As part of the transaction, BeFra will also obtain a perpetual, royalty-free, and exclusive license for the “Tupperware” brand for the entire LatAm region1. The transaction is expected to close during the 1H 2026.

BeFra will acquire 100% of Tupperware’s LatAm businesses for US$250 million, consisting of US$215 million in cash funded with debt and US$35 million in BeFra shares, on a debt-free, excess-cash-free basis. The implied acquisition multiple of 3.1x EV/EBITDA 2025E2 and 5.6x P/E 2025E3 is highly accretive to BeFra’s shareholders, contributing an estimated US$0.58 per common share to EPS and US$81 million of EBITDA annually, representing immediate earnings accretion of approximately 40% per share.

The debt incurred to finance the acquisition is expected to increase leverage from 1.6x to 1.9x Net Debt / EBITDA 2025E, a conservative level for a transaction of this size, and is not expected to impact BeFra’s current dividend policy.

Chairman Luis Campos’ familiarity4 with Tupperware’s culture, business model, and regional teams, positions BeFra well to execute a precise and effective integration plan. Mr. Campos stated: “This acquisition brings together three of the most iconic brands in Latin America’s direct selling market — Betterware, Jafra, and now Tupperware. We see extraordinary potential to reignite Tupperware’s growth in the region, by leveraging our proven direct-to-consumer capabilities and bringing renewed product innovation to millions of households across the region.”

Andrés Campos, Chief Executive Officer of BeFra, commented: “This acquisition is fully aligned with BeFra’s strategy of building great brands, one essence. Tupperware’s iconic presence in Latin America presents a clear opportunity to drive innovation and brand growth through BeFra’s proven operating model and long-term value for the group.”

[1]	Licenses in Argentina will be effective starting September 2026.
[2]	All 2025E figures for Tupperware LatAm reflect BeFra’s estimates based on diligence review.
[3]	Based on BeFra’s estimates.
[4]	Luis Campos was President of Tupperware Americas from 1994 to 1999.

A Compelling Strategic Acquisition

●	High-Quality Business with Proven Profitability

Tupperware LatAm has historically been a profitable regional business within the global Tupperware organization; supported by +140 distributors and +200,000 independent sales representatives, its vertically integrated operations with top-tier manufacturing plants in Mexico (~65% utilization) and Brazil (~50% utilization) have consistently driven high EBITDA margins and strong free-cash-flow generation.

In 2022, prior to Tupperware’s global restructuring and Chapter 11 process, the LatAm region generated approximately US$404 million in sales. For 2025, sales are projected to be US$278 million, highlighting significant potential to rebuild revenue back to historical levels.

●	Strong Strategic Fit with BeFra’s Integrated Business Model

BeFra intends to focus on ensuring that each brand maintains its distinct consumer value proposition and remains an independent business unit.

BeFra’s ability to drive operational excellence at acquired businesses is demonstrated by its successful renewal of Jafra in 2022, with this beauty products unit delivering 18% Revenue increase and 23% EBITDA CAGRs’ since its acquisition in 20225.

BeFra expects to renew Tupperware’s previous focus on consumer-driven product innovation and an elevated value proposition, supported by the deep industry experience of BeFra executives who had previously led Tupperware in the region.

●	Transformative Step in Building Latin America’s Leading Direct-Selling Platform

The acquisition of Tupperware LatAm reinforces and advances BeFra’s strategy of assembling high-quality, category-leading brands that serve millions of households across the region. Additionally, the Company has identified significant potential revenue and cost synergies across the three brands.

The Tupperware business is expected to benefit from seamless integration with BeFra’s powerful distribution engine across LatAm and from significant performance upside through revenue recovery, innovation, and local manufacturing.

Tupperware’s existing regional footprint will also contribute to the expansion of Betterware home goods brand in the region.

In addition, BeFra will seek to leverage Tupperware’s installed manufacturing capacity to further integrate its brand portfolio.

[5]	Historical Non-GAAP metric

The closing of the transaction is subject to certain closing conditions, including the approvals of Betterware shareholders and country regulators, and to certain termination provisions under the agreement.

BeFra has granted certain registration rights with respect to the BeFra shares to be issued in the transaction and such shares are subject to lock-up for up to nine months after the closing of the transaction.

For more information, visit our investor presentation in: https://www.befra.com/TWPR-Presentation

About BeFra

BeFra is one of the leading consumer-products platform in Mexico and Latin America, and the parent company of Betterware and Jafra. The company specializes in innovative home-solutions, beauty, and direct-to-consumer product categories, supported by proprietary distribution systems, world-class manufacturing capabilities, and a longstanding culture of operational excellence. With a diverse distribution network and a variety of end-customers across the region, BeFra continues to expand its portfolio through strategic acquisitions that drive innovation, growth, and value creation.

Advisors

DD3 Capital Partners is acting as financial advisor to BeFra, with Greenberg Traurig and Demarest Advogados serving as BeFra’s legal advisors. Ankura Consulting Group, LLC is acting as financial and operational advisor, and Dechert LLP and Creel, García-Cuéllar, Aiza y Enríquez, S.C. are acting as legal advisors to Party Products, LLC.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. Forward-looking statements included in this press release relate to our expectations and projections regarding our planned acquisition of Tupperware LatAm, including accretion, synergies, integration and the financial and operational results of the combined business. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Non-IFRS Measures

This press release contains information about the following non-IFRS financial measures: consolidated earnings before interest expense, income taxes, depreciation and amortization (“EBITDA”). We define “EBITDA” as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes. Adjusted EBITDA also excludes the effects of gains or losses on sale of fixed assets and adds back other non-recurring expenses. EBITDA and Adjusted EBITDA are not measures required by or presented in accordance with IFRS. The use of EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under IFRS. We believe that these non-IFRS financial measures are useful to investors because (i) we use these measures to analyze financial results internally and believe they represent a measure of operating profitability and (ii) these measures provide more tools for analysis as they make our results comparable to industry peers that also prepare these measures.

Company:

BeFra IR

iroffice@better.com.mx

+52 (33) 3836 0500 Ext. 2011

Investor Relations:

InspIR

Barbara Cano/Ivan Peill

barbara@inspirgroup.com/ivan@inspirgroup.com

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